UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 13, 2026

In the Matter of

Hengguang Holding Co., Limited
Zhongwu International, Building 2
Room 811, Chenglong Av., No. 1118
Section 2, Longquanyi District
Chengdu, Sichuan Province
China 610105

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-262204

Hengguang Holding Co., Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Hengguang Holding Co., Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 13, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief